Mail Stop 6010

July 28, 2008

Glen E. Tellock
President and Chief Executive Officer
The Manitowoc Company
2400 South 44th Street
Manitowoc, WI 54221-0066

> **Re:** **The Manitowoc Company**
> **Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended**
> **December 31, 2007**
> **File No. 001-11978**

Dear Mr. Tellock:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1.   We note that your amended Form 10-K for the fiscal year ended December 31, 2007, which you filed with the Commission on April 10, 2008, contains financial statements. Accordingly, you are required to provide 18 U.S.C. Section 1350 certifications pursuant to Exchange Act Rule 13a-14(b). Please file the required certifications.

2.   It appears that you have previously filed registration statements under the Securities Act. Please also file the written consent of your independent registered accounting firm in accordance with Item 601(b)(23)(ii) of Regulation S-K.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Maurice D. Jones, Esq. – Senior Vice President, Secretary and General Counsel